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                                                                    EXHIBIT 99.4

FOR IMMEDIATE RELEASE

Stamps.com Media Contacts:                 Stamps.com Investor Contacts:
--------------------------                 -----------------------------
Seth Oster                                 Ken McBride
Vice President, Corporate Communications   Acting Chief Financial Officer
(310) 581-7875                             (310) 581-7552
pr@stamps.com                              ir@stamps.com
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            STAMPS.COM REPORTS THIRD QUARTER 2000 FINANCIAL RESULTS

   Company Makes Significant Cost Cuts; Expects to Save $30 Million Annually
                       Through Recent Headcount Reduction


SANTA MONICA, Calif. - October 31, 2000 - Stamps.com(TM) (Nasdaq: STMP) today announced that third quarter revenue was $4.2 million, an increase of 14 percent over second quarter revenue. Third quarter net loss applicable to common shareholders excluding non-cash charges was $38.5 million, or $0.80 per share based on the 48.3 million weighted average common shares outstanding. Cash and short-term investments ended the third quarter at $290.1 million, or $6 per share.

Stamps.com expects to lower its quarterly cash burn through the recent reduction in its headcount, more focused marketing and other cost-cutting programs. The 40 percent reduction in headcount is expected to result in cost savings of approximately $30 million annually. Stamps.com expects to take a one-time charge related to the restructuring during the fourth quarter of 2000. In addition, the company currently expects to cut its expected 2001 sales and marketing expenditures by half or more from current expectations.

The Small Business Unit revenues for the quarter were $3.7 million, or 88 percent of total revenue. In addition to decreasing the marketing costs for this business unit, Stamps.com plans to raise the minimum price for its Internet Postage(TM) service. Beginning in November 2000, new Simple Plan customers will be charged a minimum of $4.50 per month, up $2.51 per customer from the previous pricing structure. Power Plan fees will remain at a monthly flat rate of $15.99 for unlimited use of the service.


                                     -more-


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Stamps.com Third Quarter Financial Results
2-2-2


The Enterprise Business Unit revenues for the quarter were $500,000, or approximately 12 percent of total revenue. The company combined its E-Commerce and Enterprise Business Units to reduce duplication of costs and effort. The Enterprise Business Unit has 17 customers committed to deploying the iShip(TM) service, which represents a total potential annual shipping transaction volume of four million packages.

"We have taken aggressive steps to reduce expenses and focus on building a profitable business," said interim CEO Bruce Coleman. "Although we have implemented some extensive reductions in headcount, we plan to continue to provide excellent customer support and integrated, easy-to-use Internet Postage service. While we support our existing service lines, we will focus the bulk of our marketing efforts on the Enterprise Business Unit, which we believe has the potential for greatest growth. This very focused approach will enable the company to build its customer base, albeit at a slightly slower pace."

Summary of Recent Events
------------------------

October 23, 2000 - Stamps.com announced that it reduced its headcount by approximately 240 full-time, part-time and contract employees across all locations, including Santa Monica, Calif., and Bellevue, Wash. The move is part of Stamps.com's plan to streamline operations and reinforce its position as a market leader in Internet mailing and shipping solutions. Included in the restructure was the departure of chief marketing officer and executive vice president David Shoenfeld.

October 12, 2000 - Stamps.com announced that John Payne, who served as the company's chairman and chief executive officer, stepped down. Former U.S. Postmaster General Marvin Runyon is acting as chairman until a permanent replacement is found. Payne served at the company since May 1998.

October 9, 2000 - Stamps.com announced that Loren Smith, who served as president and chief operating officer during a critical period of growth for the company, returned to his primary role as a director on the Stamps.com Board of Directors. Additionally, it was announced that Chief Financial Officer John LaValle and Controller Candelario Andalon left the company to pursue other endeavors.


                                     -more-


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Stamps.com Third Quarter Financial Results
3-3-3


September 19, 2000 - Stamps.com announced that its Internet Postage service will be integrated into Microsoft Works 6.0 and Works Suite 2001. Users are able to print postage from their computer to mail letters, cards, newsletters, and other Internet applications they create with Works.

August 31, 2000 - Stamps.com and Office Depot, the world's largest seller of office products, announced the expansion of their existing partnership. The extended agreement makes Stamps.com Internet Postage available through Office Depot's numerous business channels, including its nationwide chain of retail stores, direct sales force, office supply catalogues, as well as the www.officedepot.com site.

August 23, 2000 - Stamps.com and e-finance leader Intuit, Inc. announced the Stamps.com Internet Postage service is integrated into the 2001 versions of Quicken Basic, Quicken Deluxe, and Quicken Home & Business. Stamps.com's service is available to all Quicken 2001 personal and small business software customers, providing them with the convenience of printing U.S. Postal Service-approved postage in a few easy steps.

July 20, 2000 - Stamps.com announced its addition to the Russell 3000(R) and Russell 2000(R) Indices.

July 18, 2000 - Stamps.com gained U.S. Postal Service approval and launched the next generation of its Internet Postage service, developed with significant feature enhancements based on feedback from its customer base.

About Stamps.com

Stamps.com(TM) provides the easiest, smartest way to mail or ship letters, packages or parcels anywhere, anytime. Stamps.com provides valuable e-services allowing small businesses, large corporations and e-commerce companies to control costs and efficiently manage their mailing, shipping and returns operations. Its business is anchored in key relationships with the U.S. Postal Service and United Parcel Service (UPS) and other carriers, including FedEx, Airborne Express, DHL and Yellow Freight. Stamps.com's subsidiary, EncrypTix, Inc., leverages its highly secure, patented technologies enabling companies to provide value-bearing documents like tickets, coupons and certificates over the Internet to consumers. Stamps.com International will extend the company's reach into markets outside the U.S. Visit www.stamps.com for more information.
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"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995: This release contains forward-looking statements that involve risks and uncertainties. Important factors which could cause actual results to differ materially from those in the forward-looking statements include the fact that it may prove more difficult to operate the business with the reduced work force and other spending reductions outlined in this release and accordingly achieving the anticipated cost savings may not be possible. In addition, while we believe that the Enterprise Business Unit offers the greatest potential for growth, our business model is relatively new and we may face difficulties achieving profitability because of a number of factors including competition. Other factors which may cause actual results to differ are detailed in filings with the Securities and Exchange Commission made from time to time by Stamps.com, including its annual report on Form 10-K/A for the fiscal year ended December 31, 1999, its quarterly report on Form10-Q for the fiscal quarter ended June 30, 2000, and its Current Reports on Form 8-K. Stamps.com undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Stamps.com and iShip and the Stamps.com, iShip logos are trademarks of Stamps.com Inc. All other brands and names are property of their respective owners.